

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 15, 2015

Alessandro Gili
Chief Financial Officer
New Business Netherlands N.V.
Via Abetone Inferiore n. 4
1-41053 Maranello (MO)
Italy

> **Re:** **New Business Netherlands N.V.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed August 31, 2015**
> **File No. 333-205804**

Dear Mr. Gili:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2015 letter.

General

1. We note your response to our prior comment 1. Please provide additional analysis as to why you believe that none of the transactions described on pages 125 - 126 require registration under the Securities Act. Please include the following in your response:

   - Please address why you believe that the framework described in Staff Legal Bulletin No. 4 applies to this series of transactions that involves the first demerger, the second demerger, and the merger of FE Newco with the registrant. In that regard, we note that Staff Legal Bulletin No. 4 describes a spin-off as a transaction in which the parent company distributes shares of a subsidiary to the parent company's shareholders.

- Please otherwise explain why you believe that none of these transactions involve a sale within the meaning of Section 2(a)(3) of the Securities Act.

- With respect to the question of whether registration is required under Rule 145, please tell us what the FCA shareholders will be voting on in connection with the first demerger and why a vote is not necessary for the transactions that follow the first demerger.

- Please identify any exemptions from registration that you believe apply.

Summary, page 1

2. We note your response to our prior comment 7, and reissue such comment in part. Please revise this section to provide a more balanced discussion of the historical success of Scuderia Ferrari to reflect recent racing results. For example, where you disclose that the team won 223 Grand Prix races, please disclose the time period during which you have measured such results. In addition, please disclose in this section or in the risk factor "Our brand image depends in part on the success of our Formula 1 racing team" more recent racing results of the team, or tell us why you do not believe that such information is material. In that regard, we note your disclosure on page 12 that the success of your racing team forms a large part of your brand identity.

Tax Consequences, page 146

3. You state on page 153 that the first demerger and second demerger "should" not be a taxable event for Dutch tax purposes with respect to a holder of Ferrari common shares and, if applicable, Ferrari special voting shares. Similarly, in the section "Material United States Federal Income Tax Consequences" you state on page 179 that the first demerger and second demerger "should" not be a taxable event with respect to holders of Ferrari common shares, and you describe the tax consequences of the merger that a U.S. holder of Ferrari common shares "should" have. Please revise to disclose why the tax consequences are subject to uncertainty, and include risk factor disclosure with respect to any related risks that are material.

Audited Financial Statements for the Year Ended December 31, 2014

Statements of Cash Flows, page F-27

4. We note from your response to our prior comment 29 that you do not consider that the deposits in the FCA cash management pools meet the definition of cash and cash equivalents pursuant to paragraph 7 of IAS 7 in part because your ability to receive the

cash depends on FCA's ability to pay at the relevant time. However, we also note from your disclosure on page F-59 that these are deposits in highly liquid money market instruments or bank deposits and it appears that you access these funds on a daily basis. In this regard, your disclosures in the filing appear to indicate that the amounts are consistent with the definition of cash and cash equivalents. Please advise or revise your disclosure to clearly indicate why they do not meet the criteria of cash and cash equivalents.

5. We also note from your response that you believe these amounts should be considered a loan and receivable based on the definition in paragraph 9 of IAS 39. In this regard, we would expect if the amounts meet the definition of a loan or receivable, rather than cash and cash equivalents, the cash inflows and outflows would be presented on the statement of cash flows as investing activities in accordance with paragraph 16 of IAS 7. Please advise or revise accordingly.

Note 1. Background and Basis of Presentation, page F-31

6. We note from your response to our prior comment 3 that you believe that retrospectively accounting for the capital reorganization is consistent with the guidance in ASC 805-50-30-5, paragraph 64 of IAS 33, and SAB Topic 4C. Please revise your disclosure in Note 1 to the financial statements to provide more detail supporting the basis for your accounting for this transaction.

Note 2. Significant Accounting Policies

Revenue Recognition, page F-40

7. We note from your response to our prior comment 30 that you have revised the notes to the financial statements to disclose that revenues are recorded net of discounts which include sales incentives and performance related bonuses. If material, please revise your discussion in MD&A to disclose the amount of these discounts. Also, please tell us the nature of the performance related bonuses that are netted against revenue and explain to us why you believe your accounting is appropriate and in accordance with IAS 18.

Segment Reporting, page F-42

8. We note from your response to our prior comment 31 that the direct reports to your Chairman, identified as the CODM, are the CEO, the CFO, and the Managing Director of racing activities. We also note that these individuals are responsible for the revenue streams related to the sale of engines and brand revenues, financial services revenues, and sponsorship and commercial revenues and rental of engines, respectively. We also note that the Chief Marketing and Commercial Officer is responsible for the revenue stream related to cars and spare parts. Please tell us the type of financial information available related to each of these revenue streams (or lines of business) and tell us whether the

individuals responsible for the revenue streams review or assess profitability related to their applicable revenue streams. If not, please tell us what role these individuals have related to these revenue streams and tell us if anyone reviews profitability or other financial information related to the revenue streams. Also, tell us how operating decisions related to these revenue streams are made. Please also address the following:

- Explain how budgets for the Ferrari business are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which each of the CEO and the Chairman makes changes to the budget;

- Separately describe the level of detail communicated to each of the CEO and the Chairman when the actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances;

- Describe the basis for determining the compensation for each of the individuals that report to each of the CEO and the Chairman;

- Please clearly define the role and responsibilities of the Chief Executive Officer. Explain why you have decided to organize the business this way, including how you have allocated responsibilities for the operations between the Chairman and the CEO and why that is. Also, tell us if you expect the organization to change following the transaction;

- Please identify for us the CEO's direct reports. Tell us the nature of all significant decisions the CEO has the power to make and tell us the type of information the CEO looks at to make those decisions; and

- Please list for us the key operating decisions that the company makes, the individuals involved in those decisions and the nature of the financial information reviewed to make those decisions.

You may contact Claire Erlanger at (202) 551-3301 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Scott Miller
       Sullivan & Cromwell LLP